UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Directorate Change - 13 January 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: January 13, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: January 13, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

BARCLAYS PLC

BOARD
 CHANGE

13 January 2009

Barclays PLC and Barclays Bank PLC announce that Sir Nigel Rudd, Deputy Chairman of Barclays, has advised that he does not intend to seek re-election to the Barclays Boards at the 2009 Annual General Meeting. Sir Nigel will therefore leave the Boards of Barclays at the conclusion of the AGM in April 2009. Sir Nigel has recently been appointed Deputy Chairman of Invensys, the global technology group and will become Chairman in July 2009.

Marcus Agius, Barclays Chairman, said today, "Sir Nigel has made a huge contribution to Barclays which has benefited from his enormous experience and wise counsel over the nearly 13 years he has served as a Director. He will be greatly missed."

For further information please contact:

ANALYSTS AND INVESTORS

Mark Merson
      +44 (0) 20 7116 5752
John McIvor
        +44 (0) 20 7116 2929

MEDIA

Howell James
      +44 (0) 20 7116 6060
Marc Hazelton
    +44 (0) 20 7116 6040

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services, with an extensive international presence in Europe, the USA, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 150,000 people. Barclays moves, lends, invests and protects money for over 42 million customers and clients worldwide.